Exhibit 4

Report to Parliament

2013

(pursuant to Art.10bis paragraph 6 of Law No.196/2009)

Submitted by the Prime Minister

Mario Monti

and

by Minister of the Economy and Finance

Vittorio Grilli

To the Cabinet on March 21, 2013

RELAZIONE AL PARLAMENTO 2013

SUMMARY

The purpose of this Government report is to inform Parliament of the updated macroeconomic growth outlook and the performance of public accounts in 2013-2014. The 2013 Economic and Financial Document, to be submitted to Parliament by April 10, will address these issues in greater detail and will provide projections over the entire legislature.

Vigorous efforts have been made over the past two-years to rebalance public accounts in order to achieve a balanced budget. In 2012 Italy achieved a substantial structural improvement in its public accounts and further budget consolidation is expected in 2013. Moreover, in 2012 general government net borrowing as a percentage of GDP (not adjusted for the cycle) was broadly in line with the Commission’s recommendations.

However, the current economic situation, where significant weakness remains evident, requires combining fiscal consolidation and financial stability with further measures to support and stimulate growth and employment.

To this end, the Government intends to go ahead with an urgent package of measures that can inject liquidity into the economy by speeding up payments in arrears owed by general government bodies to their suppliers. They amount to about 20 billion euros in the second half of 2013 and an additional 20 billion euros in 2014.

It is a one-off package, agreed upon with the European authorities, whose purpose is not to fund new expenditure, but to remove hitches preventing payment flows from general government bodies to the private sector.

General government bodies which will receive central government transfers to allow them to pay suppliers will be called on to adopt credible spending-cut plans that can ensure debt repayment over a given time period. This will probably result in future expenditure being rescheduled.

This initiative is in line with fiscal requirements set at EU level. Moreover, in the future, a faster and more solid economic recovery will favourably contribute to the sustainability of Italy’s public finances.

THE MACROECONOMIC SCENARIO

In 2012 GDP declined by 2.4 per cent, in line with forecasts published in the Update of the 2012 Economic and Financial Document. In the final quarter of last year, however, the economy performed worse than expected, with a sudden drop in GDP (- 0.9 per cent over the previous quarter), which led to a one percentage point negative carry-over into 2013. Therefore, forecasts for 2013 had to be revised downwards.

Despite a few initial signs of improvement in the economy, including a recovery of exports and a gradual stabilisation of the financial situation, prospects for the first half of 2013 remain uncertain. A further drop in GDP is expected for the first quarter of 2013. In addition, domestic demand remains very weak, so in the absence of supporting measures any improvement will be slow in emerging.

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RELAZIONE AL PARLAMENTO 2013

An immediate injection of liquidity into the economy, achieved by speeding up the payment of general government payables in arrears, could boost demand as early as in the second half of this year.

TABLE 1: MACROECONOMIC SCENARIO

	2011	2012	2013	2014
INTERNATIONAL EXOGENOUS VARIABLES
International trade	6,0	2,8	3,6	5,5
Oil price (Brent FOB dollars/barrel)	111,3	111,6	113,5	106,4
Dollar/euro exchange rate	1,392	1,286	1,350	1,350

ITALIAN MACRO VARIABLES (VOLUMES)
GDP	0,4	-2,4	-1,3	1,3
Imports	0,5	-7,7	-0,3	4,7
Final national consumption	-0,2	-3,9	-1,7	0,9
- Expenditure of resident households	0,1	-4,3	-1,7	1,4
- General government expenditure and NPISH	-1,2	-2,9	-1,7	-0,4
Gross fixed investment	-1,8	-8,0	-2,6	4,1
- Machinery and equipment	-1,0	-9,9	-3,0	5,1
- Construction	-2,6	-6,2	-2,2	3,1
Exports	5,9	2,3	2,2	3,3
memo item: current account balance in % of GDP	-3,1	-0,6	0,1	-0,2

CONTRIBUTION TO GDP GROWTH (*)
Net exports	1,4	3,0	0,7	-0,2
Inventories	-0,5	-0,6	-0,1	0,1
Domestic demand net of stocks	-0,5	-4,8	-1,9	1,4

PRICES
Imports deflator	7,6	3,1	0,7	1,7
Exports deflator	4,1	1,9	1,2	2,1
GDP deflator	1,3	1,6	1,8	1,9
Nominal GDP	1,7	-0,8	0,5	3,2
Consumption deflator	2,9	2,8	2,0	2,0
Inflation (planned)	2,0	1,5	1,5	1,5
HCPI net of imported energy products (**)	2,6	3,0	2,0	1,8

LABOUR MARKET
Labour cost	1,3	1,0	1,0	1,2
Productivity (measured on GDP)	0,2	-1,3	-1,0	0,7
ULC (measured on GDP)	1,0	2,3	2,0	0,5
Employment (FTE)	0,1	-1,1	-0,3	0,6
Unemployment rate	8,4	10,7	11,6	11,8
15-64 Employment rate	56,9	56,7	56,5	56,8

Memo item: nominal GDP (values in millions of euros)	1.578.497	1.565.916	1.573.233	1.624.012

(*)	Possible inaccuracies are due to rounding.
(**)	Source: ISTAT.

In assessing the impact of this package of measures on the real economy, it has been taken into due consideration that a part of the payments to firms will immediately flow to banks, as a share of the payables portfolio has already been sold to them (pro solvendo or pro soluto). Though this dampens the direct impact the package may have on the economy, it helps to reduce tensions within the banking system, thereby benefiting the economy, albeit indirectly; a drop in interest rates to clients is expected as well as an easing of tensions on credit supply. The part of the liquidity injection which will go directly to firms will be used to step up investment plans or to improve working capital management (including, for example, payment of arrears to staff). In addition, the measure will help reduce the risk of closure for firms, a phenomenon that has grown worse in the last few months. As a result, a clear improvement in the performance of domestic demand and employment is expected with the adoption of such a package, as compared to the current situation.

3	MINISTERO DELL’ECONOMIA E DELLE FINANZE

RELAZIONE AL PARLAMENTO 2013

The GDP growth profile is expected to show some stabilisation in the second quarter before growing again in the second half of the year. However, due to the negative carry-over from 2012 and the expected contraction in the first half of the year, annual GDP growth will likely remain negative at -1.3 per cent. By contrast, in 2014 GDP growth is expected to exceed 1 per cent, substantially above the growth rate that would have been projected without the adoption of the above-mentioned measures.

PUBLIC FINANCE SCENARIO

New public finance estimates for 2013-2014, based on the new macroeconomic scenario, show general government net borrowing worsening by 0.6 and 0.3 per cent of GDP in 2013 and 2014, respectively.

These differences are mainly due to:

a)	tax revenues declining by 15,700 million euros in 2013, or 1.0 percentage point of GDP, half of which is due to the carry-over effect of lower revenues recorded in 2012 – and by 10,000 million euros in 2014;

b)	debt servicing costs declining by about 5,300 million euros in 2013 and 6,500 million euros in 2014, as a result of lower interest rates compared to that forecasted in the Update of the 2012 Economic and Financial Document;

c)	expenditure net of interest payments declining by about 2,400 million euros in both 2013 and 2014, resulting from the carry-over effect of expenditure savings recorded in 2012, compared to forecasts.

Table 2 does not consider effects on the net borrowing requirement derived from the speeding up of payables in arrears (with the exception of interest payments).

Planned measures envisage, inter alia, the payment of debt relating to investment expenditure amounting to 0.5 per cent of GDP (highlighted at the bottom of Table 2), and therefore the projected net borrowing for 2013 is projected at 2.9 per cent of GDP, in line with European budgetary requirements. More details will be provided within the Economic and Financial Document.

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RELAZIONE AL PARLAMENTO 2013

TABLE 2: GENERAL GOVERNMENTS ACCOUNTS (in millions and as a percentage of GDP)

	End-of-year		Forecasts		% of GDP
	2011	2012	2013	2014	2010	2011	2012	2013	2014
EXPENDITURE
Compensation of empoyees	169.209	165.366	163.587	161.909	11,1	10,7	10,6	10,4	10,0
- Gross compensation	118.632	115.607	114.364	113.191	7,8	7,5	7,4	7,3	7,0
Social security contributions employer	50.577	49.759	49.223	48.718	3,3	3,2	3,2	3,1	3,0
Intermediate consumption	135.879	132.279	128.561	129.609	8,7	8,6	8,4	8,2	8,0
Welfare benefits	304.262	311.413	319.920	329.790	19,2	19,3	19,9	20,3	20,3
- retirement benefits	243.608	249.471	255.200	262.520	15,3	15,4	15,9	16,2	16,2
- Other welfare benefits	60.654	61.942	64.720	67.270	3,9	3,8	4,0	4,1	4,1
Contributions to production	16.461	17.600	15.483	14.797	1,1	1,0	1,1	1,0	0,9
Direct and indirect taxation	18.856	18.300	18.246	18.386	1,2	1,2	1,2	1,2	1,1
Trasfers to EU budget (fourth resource)	12.658	12.112	13.600	14.000	0,7	0,8	0,8	0,9	0,9
Other current expenditure	12.288	9.538	10.925	9.475	1,0	0,8	0,6	0,7	0,6

Total current expenditure	669.613	666.608	670.322	677.966	43,1	42,4	42,6	42,6	41,7
(net of interest)
interest	78.351	86.717	83.892	88.984	4,6	5,0	5,5	5,3	5,5
Total current expenditure correnti	747.964	753.325	754.214	766.950	47,7	47,4	48,1	47,9	47,2
p.m. health expenditure	111.593	110.842	111.108	113.029	7,3	7,1	7,1	7,1	7,0

Gross fixed investment	32.317	30.409	29.757	29.806	2,2	2,0	1,9	1,9	1,8
Divestments (-)	1.142	1.210	1.500	1.450	0,1	0,1	0,1	0,1	0,1
Contribution to investment	18.507	17.477	18.419	16.302	1,1	1,2	1,1	1,2	1,0
Other capital outlays	-1.566	1.093	1.374	1.772	0,1	-0,1	0,1	0,1	0,1
- of which: Frequency auction	3.827	0				0,2
Total capital expenditure	48.116	47.769	48.050	46.430	3,3	3,0	3,1	3,1	2,9

TOTAL EXPENDITURE	796.080	801.094	802.264	813.380	51,1	50,4	51,2	51,0	50,1
(net of interest)	717.729	714.377	718.372	724.396	46,5	45,5	45,6	45,7	44,6

REVENUES
Tax revenues	448.222	471.482	477.317	492.967	28,6	28,4	30,1	30,3	30,4
- Direct taxation	226.142	237.928	236.136	243.454	14,6	14,3	15,2	15,0	15,0
- Indirect taxation	222.080	233.554	241.181	249.513	14,0	14,1	14,9	15,3	15,4
Social security contribution	216.963	216.669	220.420	225.251	13,7	13,7	13,8	14,0	13,9
- Actual	212.701	212.422	216.106	220.877	13,5	13,5	13,6	13,7	13,6
- Imputed	4.262	4.247	4.314	4.374	0,3	0,3	0,3	0,3	0,3
Other current revenues	59.761	59.155	60.533	61.738	3,8	3,8	3,8	3,8	3,8
Total current revenues	724.946	747.306	758.270	779.956	46,1	45,9	47,7	48,2	48,0

Capital account taxes	6.981	1.375	824	932	0,2	0,4	0,1	0,1	0,1
Other capital taxes	4.353	4.967	4.829	4.096	0,2	0,3	0,3	0,3	0,3
TOTAL REVENUES	736.280	753.648	763.923	784.984	46,6	46,6	48,1	48,6	48,3
Tax burden	42,6	44,0	44,4	44,3

Current balance	-23.018	-6.019	4.056	13.006
as % of GDP	-1,5	-0,4	0,3	0,8

Primary balance	18.551	39.271	45.551	60.588
as % of GDP	1,2	2,5	2,9	3,7

Net borrowing	-59.800	-47.446	-38.341	-28.396
As % of GDP	-3,8	-3,0	-2,4	-1,7

Increase in capital expenditure due to payments of arrears to suppliers and part of EU national cofinancing			7,850	0			0.5	0.0

PIL ( x 1.000 )	1.578,5	1.565,9	1.573,2	1.624,0

5	MINISTERO DELL’ECONOMIA E DELLE FINANZE

RELAZIONE AL PARLAMENTO 2013

MEASURES TO SPEED UP PAYMENT OF ARREARS TO SUPPLIERS

The package of measures that are to be adopted is aimed at injecting liquidity into the economy by accelerating the payment of general government’s payables to private firms and individuals. The entities involved are: central government agencies, local authorities and National Health Service entities. Payments will be made according to different arrangements depending on the type of payables and sectors involved.

More specifically, the measures to accelerate payments will relate to:

•	local authorities (Regional and local authorities), through:

•	an easing of constraints of the internal stability pact so as to unlock access to any available operating surpluses;

•	the exclusion from the stability pact of the Regions of payments made to local authorities on expenditure arrears offset by revenue arrears of municipal and provincial authorities;

•

setting up revolving funds to provide liquidity to local authorities (Regional as well as other local authorities) with the requirement that sums be repaid over a fixed (as well as certain and sustainable) period of time;

•	waiver of spending in 2013 related to national co-financing of EU structural funds;

•

health sector debts, through cash advances to pay debts relating to transactions already recorded in previous accounting periods for the purpose of calculating net borrowing. These will subsequently be repaid on the basis of financially sustainable spending reduction plans.

•	past tax refunds owed by the Government, through the use of Treasury cash on hand.

IMPACT ON THE GOVERNMENT BUDGET

The package of measures aimed at accelerating the payment of general government’s payables to private firms and individuals produces a variety of effects depending on the type of payables and the sectors involved. More specifically, the estimated effects on the Government budget result in a worsening of the net balance to be financed, on top of the impact of the new year-on-year scenario. The impact – in terms of net balance to be financed – may be prudentially estimated at 25 billion euros yearly, in both 2013 and 2014.

These effects on the Government budget result, in particular, from the setting up of revolving funds to provide the liquidity needed by local authorities and the health sector to pay off their debts.

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